TERMINATION AGREEMENT


THIS TERMINATION AGREEMENT (this "Agreement") is made on April 17, 2007 by and between Open Joint Stock Company "Moskovskaya Telecommunikatsionnaya Corporatsyia" ("COMCOR") and Renova Media Enterprises Ltd. (fka "Columbus Nova Investments VIII Ltd") ("RME"),

COMCOR and RME hereinafter collectively referred to as the "Parties".

WHEREAS, on August 26, 2004 the Parties entered into a shareholders' agreement for the purpose of regulating certain matters with respect to voting of shares of Moscow Cablecom Corp. owned by them ("Shareholders Agreement");

WHEREAS, effective as of June 7, 2006 (the "Effective Date") RME acquired from COMCOR's controlling shareholder shares of COMCOR that resulted in RME being the majority shareholder of COMCOR and having the ability to designate a majority of its directors and is in the process of acquiring additional COMCOR shares that will result in it again owning a majority of COMCOR's outstanding shares notwithstanding a sale of certain of RME's shares of COMCOR to an unaffiliated third party on April 10, 2007; and WHEREAS, this Agreement is intended to confirm the intentions of the Parties to terminate the Shareholders Agreement as of, and following, the Effective Date:

NOW, THEREFORE, effective as of the Effective Date the Shareholders Agreement is agreed to have been terminated for all purposes pursuant to clause 17 thereof.


IN WITNESS WHEREOF this Agreement has been executed on the date first written above by:


Open Joint-Stock Company Moskovskaya Telecommunikatsionnaya Corporatsyia:



By:      /s/ Aram Gregoryan
   -----------------------------
Aram Gregoryan
General Director



Renova Media Enterprises Ltd.:



By:      /s/ Marco Montanari
   ------------------------------
Name:   Marco Montanari
        Director